UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

For Immediate Release:	July 31, 2015

Consolidated Financial Statements for the First Quarter of Fiscal 2015 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchange (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		August 14, 2015	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2015 (for the three months ended June 30, 2015)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2015	796,953	13.0	264,069	14.7	158,017	2.1
1Q F2014	704,709	(10.1)	230,039	(20.4)	154,723	(37.5)

Note:	Comprehensive Income: 1Q F2015: ¥184,795 million, (51.2)%; 1Q F2014 ¥378,900 million, 529.7%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2015	6.41	6.22
1Q F2014	6.37	6.09

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2015	191,841,095	9,370,377	4.2
Fiscal 2014	189,684,749	9,800,538	4.3

Reference:	Own Capital: As of June 30, 2015: ¥8,173,059 million; As of March 31, 2015: ¥8,161,121 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Our Capital Ratio stated above was not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2014	—	3.50	—	4.00	7.50
Fiscal 2015	—
Fiscal 2015 (estimate)		3.75	—	3.75	7.50

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2015 (for the fiscal year ending March 31, 2016)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2015	—	—	—
Fiscal 2015	630,000	2.9	25.30

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2015: No
	2.	The number of shares of common stock used in the above calculation is based on the following:

•   The average of “the average number of shares during 1Q” and “the number of outstanding shares as of June 30, 2015 (which is assumed to be the average number of shares during the remaining term of fiscal 2015)” is used.

	• It does not take into account any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc.: Yes

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(Note)	For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of June 30, 2015	24,771,432,317 shares	As of March 31, 2015	24,621,897,967 shares
② Period-end treasury stock:	As of June 30, 2015	13,304,407 shares	As of March 31, 2015	11,649,262 shares
③ Average outstanding shares (first quarter):	1Q Fiscal 2015	24,634,014,930 shares	1Q Fiscal 2014	24,260,622,714 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2014	—	10.00	—	10.00	20.00
Fiscal 2015	—
Fiscal 2015 (estimate)		10.00	—	10.00	20.00

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2015

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in accounting policies)

(Application of “Accounting Standard for Business Combinations” and others)

MHFG has applied “Revised Accounting Standard for Business Combinations (ASBJ Statement No. 21, September 13, 2013) (hereinafter, the “Business Combinations Accounting Standard”), “Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22, September 13, 2013) (hereinafter, the “Consolidation Accounting Standard”), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, September 13, 2013) (hereinafter, the “Business Divestitures Accounting Standard” ) and other standards from the first quarter ended June 30, 2015. Accordingly, the accounting methods have been changed to record the difference arising from changes in equity in subsidiaries which MHFG continues to control as capital surplus, and to record business acquisition costs as expenses for the fiscal year in which incurred. In addition, regarding business combinations occurring on or after April 1, 2015, the accounting method has been changed to retroactively reflect adjustments to the amount allocated to acquisition costs arising from the finalization of the provisional accounting treatment on the consolidated financial statements of the period in which the business combination occurs. Furthermore, presentation of Net Income and others has been changed and presentation of Minority Interests has been changed to Non-controlling Interests. In order to reflect the changes in presentation of financial statements, reclassification was made accordingly in the quarterly consolidated financial statements for the three months ended June 30, 2014 and the consolidated financial statements for the fiscal year ended March 31, 2015.

The Business Combinations Accounting Standard and other standards have been applied in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard and Article 57-4 (3) of the Business Divestitures Accounting Standard. The cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were added to or deducted from capital surplus and retained earnings as of April 1, 2015.

As a result, Goodwill decreased by ¥48,063 million, Retained Earnings decreased by ¥48,999 million, and Capital Surplus increased by ¥935 million as of April 1, 2015. In addition, Ordinary Profits and Income before Income Taxes for the three months ended June 30, 2015 each increased by ¥728 million.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2015	As of June 30, 2015
Assets
Cash and Due from Banks	¥29,096,166	¥32,210,436
Call Loans and Bills Purchased	444,115	473,424
Receivables under Resale Agreements	8,582,239	9,076,038
Guarantee Deposits Paid under Securities Borrowing Transactions	4,059,340	3,937,612
Other Debt Purchased	3,239,831	3,140,584
Trading Assets	10,781,735	12,010,968
Money Held in Trust	157,728	162,525
Securities	43,278,733	41,105,354
Loans and Bills Discounted	73,415,170	73,835,666
Foreign Exchange Assets	1,623,736	1,666,158
Derivatives other than for Trading Assets	3,544,243	3,048,977
Other Assets	4,066,424	3,764,810
Tangible Fixed Assets	1,078,051	1,075,225
Intangible Fixed Assets	657,556	656,484
Net Defined Benefit Asset	743,382	758,026
Deferred Tax Assets	36,938	36,426
Customers’ Liabilities for Acceptances and Guarantees	5,404,843	5,349,531
Reserves for Possible Losses on Loans	(525,486)	(467,154)
Reserve for Possible Losses on Investments	(2)	(2)

Total Assets	¥189,684,749	¥191,841,095

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2015	As of June 30, 2015
Liabilities
Deposits	¥97,757,545	¥99,510,391
Negotiable Certificates of Deposit	15,694,906	17,723,219
Call Money and Bills Sold	5,091,198	5,214,331
Payables under Repurchase Agreements	19,612,120	19,707,405
Guarantee Deposits Received under Securities Lending Transactions	2,245,639	2,297,514
Commercial Paper	538,511	333,696
Trading Liabilities	8,743,196	8,523,549
Borrowed Money	7,195,869	7,136,047
Foreign Exchange Liabilities	473,060	482,459
Short-term Bonds	816,705	816,010
Bonds and Notes	6,013,731	5,985,991
Due to Trust Accounts	1,780,768	1,337,318
Derivatives other than for Trading Liabilities	3,474,332	3,040,642
Other Liabilities	4,261,955	4,272,414
Reserve for Bonus Payments	59,869	17,004
Net Defined Benefit Liability	47,518	47,896
Reserve for Director and Corporate Auditor Retirement Benefits	1,527	1,453
Reserve for Possible Losses on Sales of Loans	13	78
Reserve for Contingencies	7,845	6,184
Reserve for Reimbursement of Deposits	15,851	14,507
Reserve for Reimbursement of Debentures	48,878	46,503
Reserves under Special Laws	1,607	1,753
Deferred Tax Liabilities	524,321	532,604
Deferred Tax Liabilities for Revaluation Reserve for Land	72,392	72,207
Acceptances and Guarantees	5,404,843	5,349,531

Total Liabilities	¥179,884,211	¥182,470,717

Net Assets
Common Stock and Preferred Stock	¥2,255,404	¥2,255,790
Capital Surplus	1,110,006	1,111,391
Retained Earnings	2,769,371	2,778,190
Treasury Stock	(3,616)	(4,288)

Total Shareholders’ Equity	6,131,166	6,141,083

Net Unrealized Gains (Losses) on Other Securities	1,737,348	1,773,174
Deferred Gains or Losses on Hedges	26,635	(3,122)
Revaluation Reserve for Land	146,419	146,029
Foreign Currency Translation Adjustments	(40,454)	(45,187)
Remeasurements of Defined Benefit Plans	160,005	161,081

Total Accumulated Other Comprehensive Income	2,029,955	2,031,975

Stock Acquisition Rights	3,820	2,840
Non-Controlling Interests	1,635,595	1,194,477

Total Net Assets	9,800,538	9,370,377

Total Liabilities and Net Assets	¥189,684,749	¥191,841,095

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the three months ended June 30, 2014	For the three months ended June 30, 2015
Ordinary Income	¥704,709	¥796,953
Interest Income	342,102	352,996
Interest on Loans and Bills Discounted	224,619	233,262
Interest and Dividends on Securities	76,483	69,628
Fiduciary Income	10,592	11,425
Fee and Commission Income	147,126	175,692
Trading Income	61,282	51,042
Other Operating Income	76,665	121,710
Other Ordinary Income	66,940	84,085
Ordinary Expenses	474,670	532,883
Interest Expenses	78,138	97,020
Interest on Deposits	26,556	37,617
Fee and Commission Expenses	34,963	39,392
Trading Expenses	—	1,712
Other Operating Expenses	20,368	37,108
General and Administrative Expenses	318,736	331,319
Other Ordinary Expenses	22,462	26,330

Ordinary Profits	230,039	264,069

Extraordinary Gains	0	5,328
Extraordinary Losses	1,503	1,724

Income before Income Taxes	228,536	267,673

Income Taxes:
Current	53,098	67,098
Deferred	99	20,202

Total Income Taxes	53,197	87,300

Profit	175,338	180,372

Profit Attributable to Non-controlling Interests	20,614	22,355

Profit Attributable to Owners of Parent	¥154,723	¥158,017

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the three months ended June 30, 2014	For the three months ended June 30, 2015
Profit	¥175,338	¥180,372
Other Comprehensive Income	203,562	4,422
Net Unrealized Gains (Losses) on Other Securities	178,868	37,876
Deferred Gains or Losses on Hedges	22,959	(29,728)
Revaluation Reserve for Land	—	(4)
Foreign Currency Translation Adjustments	(1,293)	(4,881)
Remeasurements of Defined Benefit Plans	3,632	(565)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(605)	1,725

Comprehensive Income	378,900	184,795

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	360,135	160,422
Comprehensive Income Attributable to Non-controlling Interests	18,765	24,372

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2015

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2015	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	CON	NON	2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2- 6

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2- 7

6. Status of Deposits and Loans	NON		2- 9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2015

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2015
			Change	First Quarter of Fiscal 2014
Consolidated Gross Profits	1	537.6	33.3	504.2
Net Interest Income	2	255.9	(7.9)	263.9
Fiduciary Income	3	11.4	0.8	10.5
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	136.2	24.1	112.1
Net Trading Income	6	49.3	(11.9)	61.2
Net Other Operating Income	7	84.6	28.3	56.2
General and Administrative Expenses	8	(331.3)	(12.5)	(318.7)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(7.5)	(2.4)	(5.0)
Reversal of Reserves for Possible Losses on Loans, etc.	10	12.5	(23.7)	36.3
Net Gains (Losses) related to Stocks	11	61.9	46.1	15.7
Equity in Income from Investments in Affiliates	12	1.0	(3.1)	4.1
Other	13	(10.2)	(3.4)	(6.7)

Ordinary Profits	14	264.0	34.0	230.0

Net Extraordinary Gains (Losses)	15	3.6	5.1	(1.5)
Income before Income Taxes	16	267.6	39.1	228.5
Income Taxes	17	(87.3)	(34.1)	(53.1)
Profit	18	180.3	5.0	175.3
Profit Attributable to Non-controlling Interests	19	(22.3)	(1.7)	(20.6)

Profit Attributable to Owners of Parent	20	158.0	3.2	154.7

Credit-related Costs (including Credit Costs for Trust Accounts)	21	5.0	(26.2)	31.3

* Credit-related Costs [21]  =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	188.0	11.2	176.8

* Consolidated Net Business Profits [22] =     Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	148	(11)	159
Number of affiliates under the equity method	24	23	2	21

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2015				First Quarter of Fiscal 2014
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	356.7	31.0	387.8	17.3	370.5
Net Interest Income	2	208.9	11.2	220.2	(7.7)	227.9
Fiduciary Income	3		11.5	11.5	1.0	10.4
Trust Fees for Jointly Operated Designated Money Trust	4		—	—	—	—
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	84.5	3.4	88.0	11.2	76.7
Net Trading Income	7	(3.1)	0.5	(2.5)	(19.2)	16.6
Net Other Operating Income	8	66.3	4.3	70.6	31.9	38.7
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(212.9)	(19.2)	(232.1)	(13.9)	(218.2)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	10	143.8	11.8	155.6	3.3	152.3

Reversal of (Provision for) General Reserve for Possible Losses on Loans	11	—	—	—	—	—

Net Business Profits	12	143.8	11.8	155.6	3.3	152.3
Net Gains (Losses) related to Bonds	13	45.5	4.4	49.9	6.1	43.8

Net Non-Recurring Gains (Losses)	14	40.3	2.3	42.7	13.8	28.8
Net Gains (Losses) related to Stocks	15	51.4	1.9	53.3	41.5	11.7
Expenses related to Portfolio Problems	16	(6.3)	(0.0)	(6.3)	(2.7)	(3.5)
Reversal of Reserves for Possible Losses on Loans, etc.	17	6.8	0.4	7.3	(27.4)	34.7
Other	18	(11.5)	(0.1)	(11.6)	2.5	(14.1)

Ordinary Profits	19	184.2	14.1	198.4	17.1	181.2

Net Extraordinary Gains (Losses)	20	3.1	0.7	3.8	4.9	(1.0)
Income before Income Taxes	21	187.3	14.9	202.3	22.1	180.1
Income Taxes	22	(70.2)	(4.5)	(74.8)	(29.6)	(45.1)

Net Income	23	117.1	10.3	127.4	(7.5)	135.0

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

Credit-related Costs	24	0.4	0.4	0.9	(30.2)	31.2

* Credit-related Costs [24] =    Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [11] + Reversal of Reserves for Possible Losses on Loans, etc. [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25		—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	4.3	0.2	4.6	(12.3)	17.0
Losses on Write-offs of Loans	27	(3.2)	(0.0)	(3.2)	(4.7)	1.5
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(1.8)	0.2	(1.6)	(14.5)	12.8
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	0.6	—	0.6	0.4	0.1
Reversal of (Provision for) Reserve for Contingencies	30	0.7	—	0.7	0.9	(0.1)
Other (including Losses on Sales of Loans)	31	(0.1)	—	(0.1)	0.0	(0.1)
Total	32	0.4	0.4	0.9	(30.2)	31.2

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2015	Change	First Quarter of Fiscal 2014
Net Gains (Losses) related to Stocks	61.9	46.1	15.7
Gains on Sales	64.4	46.9	17.5
Losses on Sales	(2.3)	(2.0)	(0.3)
Impairment (Devaluation)	(0.0)	1.6	(1.7)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(0.1)	(0.4)	0.2

Non-Consolidated

Aggregate Figures for the 2 Banks

	First Quarter of Fiscal 2015	Change	First Quarter of Fiscal 2014
Net Gains (Losses) related to Stocks	53.3	41.5	11.7
Gains on Sales	55.4	43.9	11.5
Losses on Sales	(1.9)	(1.8)	(0.0)
Impairment (Devaluation)	(0.0)	(0.0)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(0.1)	(0.4)	0.2
Mizuho Bank
	First Quarter of Fiscal 2015	Change	First Quarter of Fiscal 2014
Net Gains (Losses) related to Stocks	51.4	41.4	9.9
Gains on Sales	53.3	43.6	9.6
Losses on Sales	(1.9)	(1.8)	(0.0)
Impairment (Devaluation)	(0.0)	(0.0)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	0.0	(0.2)	0.2
Mizuho Trust & Banking
	First Quarter of Fiscal 2015	Change	First Quarter of Fiscal 2014
Net Gains (Losses) related to Stocks	1.9	0.0	1.8
Gains on Sales	2.0	0.2	1.8
Losses on Sales	(0.0)	(0.0)	—
Impairment (Devaluation)	(0.0)	0.0	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.1)	(0.1)	0.0

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2015				As of March 31, 2015
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	35,585.8	2,575.4	2,736.1	160.6	37,704.5	2,531.3	2,623.1	91.8
Japanese Stocks	4,298.7	2,360.3	2,376.7	16.3	4,121.9	2,158.9	2,187.3	28.4
Japanese Bonds	19,468.9	29.7	47.3	17.5	20,328.4	44.1	55.8	11.7
Japanese Government Bonds	16,481.8	15.3	20.9	5.5	17,415.7	22.6	24.0	1.3
Other	11,818.1	185.3	312.0	126.7	13,254.1	328.3	380.0	51.7
Foreign Bonds	8,497.3	(77.8)	26.5	104.4	10,032.5	40.0	80.7	40.6

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased,” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥58.9 billion and ¥52.0 billion, which were recognized in the statement of income for June 30, 2015 and March 31, 2015 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2015				As of March 31, 2015
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	5,523.6	18.7	29.6	10.8	5,647.3	30.4	31.2	0.7

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2015				As of March 31, 2015
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK
Other Securities	32,880.3	2,182.7	2,339.7	157.0	34,603.2	2,138.8	2,234.0	95.2
Japanese Stocks	3,921.3	2,115.6	2,133.1	17.4	3,762.8	1,933.2	1,966.6	33.4
Japanese Bonds	18,289.1	29.2	46.2	17.0	19,003.1	42.8	53.9	11.0
Japanese Government Bonds	15,595.1	14.8	20.2	5.3	16,338.4	21.4	22.6	1.2
Other	10,669.8	37.8	160.3	122.5	11,837.2	162.7	213.3	50.6
Foreign Bonds	8,102.1	(77.5)	23.4	101.0	9,390.4	28.2	68.3	40.1
MHTB
Other Securities	1,475.9	171.0	177.0	5.9	1,863.6	174.5	177.7	3.2
Japanese Stocks	282.2	157.5	159.3	1.7	270.5	145.6	147.6	1.9
Japanese Bonds	831.7	0.3	0.8	0.5	974.0	1.1	1.7	0.5
Japanese Government Bonds	780.6	0.4	0.5	0.1	905.2	1.1	1.2	0.1
Other	361.9	13.1	16.9	3.7	619.0	27.6	28.3	0.7
Foreign Bonds	189.4	(1.4)	1.7	3.1	438.1	10.1	10.5	0.3
Total
Other Securities	34,356.3	2,353.7	2,516.8	163.0	36,466.8	2,313.3	2,411.7	98.4
Japanese Stocks	4,203.5	2,273.1	2,292.4	19.2	4,033.3	2,078.8	2,114.3	35.4
Japanese Bonds	19,120.9	29.6	47.1	17.5	19,977.2	44.0	55.6	11.6
Japanese Government Bonds	16,375.7	15.3	20.8	5.5	17,243.6	22.5	23.9	1.3
Other	11,031.7	50.9	177.2	126.3	12,456.3	190.3	241.7	51.3
Foreign Bonds	8,291.6	(79.0)	25.1	104.1	9,828.5	38.3	78.8	40.5

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥58.9 billion and ¥52.0 billion, which were recognized as Income/Loss for June 30, 2015 and March 31, 2015 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2015				As of March 31, 2015
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	5,523.6	18.7	29.6	10.8	5,647.3	30.4	31.2	0.7
MHTB	—	—	—	—	—	—	—	—
Total	5,523.6	18.7	29.6	10.8	5,647.3	30.4	31.2	0.7
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2015				As of March 31, 2015
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	118.3	220.9	220.9	—	118.3	159.5	159.5	—
MHTB	—	—	—	—	—	—	—	—
Total	118.3	220.9	220.9	—	118.3	159.5	159.5	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method. They were excluded from Unrealized Gains/Losses on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments. The base amount is as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2015		As of March 31, 2015
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	2,516.4	37.1	2,479.3
Japanese Stocks	2,326.6	194.4	2,132.1
Japanese Bonds	29.7	(14.3)	44.1
Japanese Government Bonds	15.3	(7.2)	22.6
Other	160.0	(142.9)	303.0
Foreign Bonds	(103.1)	(117.8)	14.7
Non-Consolidated Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2015		As of March 31, 2015
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	2,294.8	33.5	2,261.2
Japanese Stocks	2,239.5	187.4	2,052.1
Japanese Bonds	29.6	(14.4)	44.0
Japanese Government Bonds	15.3	(7.2)	22.5
Other	25.6	(139.4)	165.0
Foreign Bonds	(104.3)	(117.3)	13.0

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2015			As of March 31, 2015
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses
MHBK	592.7	652.3	(59.5)	642.2	652.3	(10.0)
MHTB	87.7	92.9	(5.1)	90.8	93.2	(2.4)
Total	680.5	745.2	(64.6)	733.1	745.6	(12.5)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of June 30, 2015		As of March 31, 2015
Consolidated		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	72.4	(4.9)	77.3
Claims with Collection Risk	393.7	(10.5)	404.2
Claims for Special Attention	537.8	(80.5)	618.4
Total	1,004.0	(95.9)	1,100.0

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2.9	(0.0)	2.9
Claims for Special Attention	—	—	—
Total	2.9	(0.0)	2.9

Total (Consolidated + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	72.4	(4.9)	77.3
Claims with Collection Risk	396.7	(10.5)	407.2
Claims for Special Attention	537.8	(80.5)	618.4
Total	1,007.0	(95.9)	1,103.0

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen, %)
Total (Banking Account + Trust Account)	As of June 30, 2015		As of March 31, 2015
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	52.0	(4.5)	56.6
Claims with Collection Risk	393.7	(8.8)	402.5
Claims for Special Attention	462.8	(80.0)	542.9
Sub-total [1]	908.7	(93.4)	1,002.1
NPL ratio [1]/[2]	1.09%	(0.11)%	1.20%
Normal Claims	82,158.7	117.7	82,041.0
Total [2]	83,067.4	24.2	83,043.1

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	50.9	(4.5)	55.4
Claims with Collection Risk	382.9	(8.5)	391.5
Claims for Special Attention	454.4	(80.2)	534.7
Sub-total [3]	888.4	(93.3)	981.7
NPL ratio [3]/[4]	1.11%	(0.11)%	1.22%
Normal Claims	79,038.2	138.2	78,899.9
Total [4]	79,926.6	44.9	79,881.7

MHTB

Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	1.1	(0.0)	1.1
Claims with Collection Risk	7.7	(0.2)	8.0
Claims for Special Attention	8.3	0.2	8.1
Sub-total [5]	17.3	(0.1)	17.4
NPL ratio [5]/[6]	0.55%	(0.00)%	0.55%
Normal Claims	3,108.5	(19.5)	3,128.0
Total [6]	3,125.8	(19.6)	3,145.4

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2.9	(0.0)	2.9
Claims for Special Attention	—	—	—
Sub-total [7]	2.9	(0.0)	2.9
NPL ratio [7]/[8]	19.98%	1.30%	18.68%
Normal Claims	11.9	(1.0)	13.0
Total [8]	14.9	(1.0)	16.0

Notes:	1. Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
2. NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2015		As of March 31, 2015
		Change
MHBK	95,032.1	1,503.7	93,528.3
MHTB	2,757.3	120.2	2,637.0
Total	97,789.4	1,624.0	96,165.3

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2015		As of March 31, 2015
		Change
MHBK	79,115.7	(112.6)	79,228.3
Individual deposits	39,102.7	763.3	38,339.3
MHTB	2,755.1	131.1	2,623.9
Individual deposits	1,128.9	(18.1)	1,147.1
Total	81,870.8	18.5	81,852.3
Individual deposits	40,231.6	745.1	39,486.5
Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2015		As of March 31, 2015
		Change
MHBK	71,115.3	241.4	70,873.8
MHTB	3,082.4	14.0	3,068.4
Total	74,197.8	255.5	73,942.2

Note: Loans to MHFG are included as follows:

As of June 30, 2015:    ¥661.2 billion (from MHBK)

As of March 31, 2015: ¥700.1 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		First Quarter of Fiscal 2015 (For the three months)	Change	First Quarter of Fiscal 2014 (For the three months)
Return on Loans and Bills Discounted	1	1.00	(0.05)	1.05
Cost of Deposits	2	0.04	(0.00)	0.04
Loan and Deposit Rate Margin [1]-[2]	3	0.96	(0.05)	1.01

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	4	1.07	(0.09)	1.17
Loan and Deposit Rate Margin [4]-[2]	5	1.03	(0.09)	1.13

Mizuho Trust & Banking

		(%)
		First Quarter of Fiscal 2015 (For the three months)	Change	First Quarter of Fiscal 2014 (For the three months)
Return on Loans and Bills Discounted	6	0.93	(0.08)	1.02
Cost of Deposits	7	0.07	(0.00)	0.07
Loan and Deposit Rate Margin [6]-[7]	8	0.85	(0.08)	0.94

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	9	0.93	(0.10)	1.03
Loan and Deposit Rate Margin [9]-[7]	10	0.85	(0.10)	0.96

(Reference)

Aggregate Figures for the 2 Banks

		(%)
		First Quarter of Fiscal 2015 (For the three months)	Change	First Quarter of Fiscal 2014 (For the three months)
Return on Loans and Bills Discounted	11	0.99	(0.05)	1.05
Cost of Deposits	12	0.04	(0.00)	0.04
Loan and Deposit Rate Margin [11]-[12]	13	0.95	(0.05)	1.01

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	14	1.06	(0.09)	1.16
Loan and Deposit Rate Margin [14]-[12]	15	1.02	(0.09)	1.12

2-9